FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on November 21, 2006

STEALTHGAS INC. REPORTS THIRD QUARTER

AND NINE MONTHS 2006 RESULTS AND ANNOUNCES QUARTERLY CASH DIVIDEND OF $0.1875 PER COMMON SHARE

ATHENS, GREECE, November 21, 2006.  STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the third quarter and nine-month period ended September 30, 2006.

Third Quarter 2006 Results

For the third quarter ended September 30, 2006, net revenues amounted to $18.7 million and net income was $2.1 million. Earnings per share, basic and diluted, calculated on 14.2 million weighted average number of shares outstanding, were $0.15. EBITDA for the third quarter of 2006 was $7.4 million.

During the third quarter 2006, the Company reported an unrealized, non-cash loss of $1.5 million on three previously disclosed interest rate swap arrangements. Before these non cash charges, net income was $3.6 million, or $0.25 per diluted share.

An average of 28 vessels were owned and operated in the third quarter 2006 earning an average time-charter-equivalent rate of approximately $6,675 per day.

Nine-Month 2006 Results

For the nine-month period ended September 30, 2006, net revenues amounted to $52.8 million and net income was $13.7 million. Earnings per share, basic and diluted, calculated on 14.1 million weighted average number of shares outstanding, were $0.97. EBITDA for the nine-months of 2006 was $26.5 million.

For the nine-month period 2006, the non-cash unrealized loss on the above mentioned swap arrangements was $0.2 million. Before these non-cash charges, net income for the nine month period was $13.9 million or $0.98 per diluted share.

An average of 25.2 vessels were owned and operated in the nine-months of 2006 earning an average time-charter-equivalent rate of approximately $7,117 per day.

CEO Harry Vafias commented: “During the third quarter of 2006, we achieved strong operational results despite the unusually heavy dry docking costs of $ 1.3 million which affected our profitability. We dry docked four vessels, or one fifth of the twenty vessels in our fleet for which we are responsible for dry docking and special survey costs, whereas for our eight vessels that operate under bareboat charter, it is the charterer who is responsible for these costs. I would also like to reiterate that we take all our dry docking costs directly to our Profit and Loss account at the time they are incurred.”

“We have and will continue to pursue and secure period employment on the majority of our fleet to first class charterers. In this context, approximately 61% of our fleet is already fixed for 2007. However, overall rates have been softer over the past few months, as can be seen from the decline in our average daily time charter equivalent (TCE) rate per vessel from $6,922 in the second quarter 2006 to $6,675 in the third quarter 2006. Nevertheless, I am pleased to report that at a time of ever increasing costs in the shipping sector, we are still managing to operate our vessels with the highest standards of safety and quality at costs below the industry average. Our total vessel operating expenses per day have been reduced from $2,519 in the second quarter 2006 to $2,076 in the third quarter 2006, thereby more than offsetting the decline in the daily TCE rate. In this softer rate environment, we are paying very close attention to keeping our costs under control, and in this regard, as previously announced, by the middle of next year, we expect to have our affiliate Stealth Maritime manage between eight and ten of our vessels.”

CFO Andrew Simmons commented: “Whilst the third quarter from a results standpoint was expected to be our least buoyant quarter in 2006, due to the heavy dry docking schedule, we have managed to strengthen the company’s financial structure with cash having increased from $10 million at the end of the second quarter 2006 to $17.5 million at the end of the third quarter 2006. In addition, at the end of the third quarter of 2006 our net debt to capitalization stood at 43% down from 46% at the end of the second quarter. Thus the Company has significant flexibility to continue its fleet expansion if attractive opportunities arise.”

Quarterly Dividend

At its latest meeting held on the 21st November 2006, the Company’s Board of Directors declared a quarterly cash dividend of $0.1875 per common share, payable on the December 5, 2006 to shareholders of record on the December 1, 2006.

This is the fourth consecutive quarterly dividend since the company went public in October 2005 and since then STEALTHGAS has declared quarterly dividends aggregating $0.75 per common share.

Latest Fleet Developments

The following time charter arrangements have been made since those announced in our latest press release of November 11, 2006.

The “Gas Czar” has extended its existing time charter for one additional year ending November 2007 at the rate of $190,000 per calendar month, if she trades in the Far East, or at the rate of $210,000 per calendar month, if she trades elsewhere.

The “Catterick” has extended its existing time charter for one additional year from January 2007 at the rate of $217,000 per calendar month.

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration	Monthly Rate (1*) $
CURRENT FLEET (Initial Fleet plus Identified & Additional Vessels already delivered to GASS)
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	Aug-07	355,000
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-07	220,000
Gas Chios (8)	6,562	F.P.	1991	Oct-05	Time Charter	Mar-07	300,000
Gas Amazon	6,526	F.P.	1992	May-05	Time Charter	Nov -07	252,500
Gas Monarch	5,018	F.P.	1997	Dec-05	Time Charter	Jun-07	295,000
Gas Nemesis	5,016	F.P.	1995	Jun-06	Time Charter	Jun-07	225,000
Lyne (2)	5,014	F.P.	1996	May-06	Bareboat	May-09	163,636
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Jun-07	245,000
Birgit Kosan	5,012	F.P.	1995	Apr-05	Bareboat	Apr-07	190,000
Catterick (10)	5,001	F.P	1995	Nov-05	Time Charter	Jan-08	217,000
Sir Ivor (3)	5,000	F.P.	2003	May-06	Bareboat	May-09	163,636
Gas Sincerity	4,123	F.P.	2000	Nov-05	Time Charter	Jul-07	245,000
Gas Spirit	4,112	F.P.	2001	Dec-05	Time Charter	Jun-07	250,000
Gas Zael	4,111	F.P.	2001	Dec-05	Spot	N/A	N/A
Gas Courchevel (6)	4,109	S.R.	1991	Nov-04	Time Charter	Jan-07	405,000
Gas Prophet (9)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09	110,000
Gas Shangai	3,526	F.P.	1999	Dec-04	Time Charter	Mar-07	194,000
Gas Czar(4)	3,510	F.P.	1995	Feb-06	Time Charter	Nov-07	190,000
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-07	250,000
Gas Fortune(5)	3,500	F.P.	1995	Feb-06	Time Charter	Dec-07	186,000
Gas Eternity	3,500	F.P.	1998	Mar-06	Time Charter	Mar-07	194,000
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09	190,000
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-08	174,250
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08	106,000
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	N/A	N/A
Gas Oracle	3,014	F.P.	1990	Dec-05	Spot	N/A	N/A
Gas Prodigy (7)	3,014	F.P.	1995	Oct-05	Time Charter	Dec-07	180,000
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Dec-06	120,000
FLEET TOTAL	120,469 cbm
28 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

•

(1) To calculate daily rate divide by 30.4. All rates are quoted on a gross basis and do not take into account chartering commissions

•

(2) Lyne is employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717.

•

(3) Sir Ivor is employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717.

•

(4) Gas Czar is employed until November 2007 at the rate of USD 190,000 per month if she trades in the Far East, or at the rate of USD 210,000 per month if she trades elsewhere.

•

(5) Gas Fortune is employed until December 2006 at the rate of USD 184,000 per month. Thereafter Gas Fortune will be employed for a further one-year period at the rate of USD 186,000 per month.

•

(6) Gas Courchevel is employed under a fixed time charter agreement with an international gas trader for a period of three and a half to six months, which commenced in late September 2006. For the first three and half months the rate is USD 405,000 per calendar month. Thereafter, at charterer’s option, the charter can be extended for an additional two and half months at the rate of USD 390,000 per calendar month.

•

(7) Gas Prodigy is currently employed under a fixed time charter agreement expiring in December 2006 at the rate of USD 219,000 per calendar month. Thereafter, its charter has been extended for an additional twelve-month period at the rate of USD 180,000 per month.

•

(8) Gas Chios charter has been extended for an additional twelve-month period at the rate of USD 252,500 per month. The charter will commence in March 2007.

•

(9) Gas Prophet has for the three year duration of her bare boat charter been renamed the M.T. Ming Long

•

(10) Catterick is employed under a time charter until January 2007 at the rate of USD 300,000 per calendar month. As of January 2007, the charter has been renewed for an additional twelve month period at the rate of USD 217,000 per month.

Fleet Data

The following key indicators highlight the Company’s operating performance during the third quarter ended September 30, 2006 and September 30, 2005. (Please note that statistics for the third quarter 2005 include Vafias Group vessels).

FLEET DATA	Q3 2006	Q3 2005
Average number of vessels (1)	28.0	14.8
Period end number of vessels in fleet	28.0	16.0
Total calendar days for fleet (2)	2,576	1,360
Total voyage days for fleet (3)	2,514	1,360
Fleet utilization (4)	97.6%	100%
Total time charter days for fleet (5)	2,142	1,220
Total spot market days for fleet (6)	372	140

AVERAGE DAILY RESULTS	Q3 2006	Q3 2005
Time Charter Equivalent – TCE (7)	$6,675	$7,278
Vessel operating expenses (8)	1,927	1,865
Management fees	328	319
General and administrative expenses	149	83
Total vessel operating expenses (9)	2,076	1,948

The following key indicators highlight the Company’s operating performance during the nine- month period ended September 30, 2006 and September 30, 2005.  (Please note that statistics for the first 9 Months 2005 include Vafias Group vessels).

FLEET DATA	9M 2006	9M 2005
Average number of vessels (1)	25.2	10.4
Period end number of vessels in fleet	28.0	16.0
Total calendar days for fleet (2)	6,875	2,834
Total voyage days for fleet (3)	6,782	2,834
Fleet utilization (4)	98.7%	100%
Total time charter days for fleet (5)	5,928	2,653
Total spot market days for fleet (6)	854	181

AVERAGE DAILY RESULTS	9M 2006	9M 2005
Time Charter Equivalent – TCE (7)	$7,117	$7,449
Vessel operating expenses (8)	2,041	2,040
Management fees	326	331
General and administrative expenses	290	123
Total vessel operating expenses (9)	2,331	2,163

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydocks or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

8) Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

9) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

EBITDA Reconciliation

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies.

EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.  The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

EBITDA reconciliation for the third quarter period ended September 30, 2006 and September 30, 2005: (Please note that statistics for the third quarter 2005 include Vafias Group vessels).

(figures in US $)	Q3 2006	Q3 2005
Net Cash Provided By (Used in) Operating Activities	$10,656,686	$7,636,824
Net increase in current assets, excluding cash	191,558	2,000,891
Net (increase) in current liabilities, excluding short-term portion of long term debt.	(4,127,968)	(4,296,285)
Non-cash G&A expenses	0	(48,750)
Interest income	(157,130)	(136,880)
Interest and finance costs	2,374,728	923,885
Amortization of finance fees	(17,964)	(5,797)
Change in fair value of derivatives	(1,482,343)	315,300
EBITDA	$7,437,567	$6,389,188

(figures in US $)	Q3 2006	Q3 2005
Net Income	$2,094,180	$4,418,492
Plus net interest expense	2,374,728	923,885
Less Interest income	(157,130)	(136,880)
Plus depreciation	3,515,518	1,722,182
Plus Amortization of fair value	(389,729)	(538,491)
EBITDA	$7,437,567	$6,389,188

EBITDA reconciliation for the nine-month period ended September 30, 2006 and September 30, 2005: (Please note that the statistics for the nine months 2005 include Vafias Group vessels).

(figures in US $)	9M 2006	9M 2005
Net Cash Provided By (Used in) Operating Activities	$27,246,447	$17,353,109
Net increase in current assets, excluding cash	1,381,546	1,246,809
Net (increase) in current liabilities, excluding short-term portion of long term debt.	(7,017,429)	(7,392,594)
Non-cash G&A expenses	0	(243,750)
Interest income	(508,766)	(326,199)
Interest and finance costs	5,466,118	1,562,112
Amortization of finance fees	(37,251)	(16,539)
Net income of vessel acquired from the Vafias Group	99,870	0
Change in fair value of derivatives	(163,887)	(74,000)
EBITDA	$26,466,648	$12,108,948

(figures in US $)	9M 2006	9M 2005
Net Income	$13,674,533	$8,877,628
Plus net interest expense	5,466,118	1,562,112
Less Interest income	(508,766)	(326,199)
Plus depreciation	9,450,529	3,392,942
Plus Amortization of fair value	(1,615,766)	(1,397,535)
EBITDA	$26,466,648	$12,108,948

Conference Call and Webcast:

As previously announced, on Wednesday, November 22, 2006 at 10:00 A.M. EST, the company's management will host a conference call to discuss the results and the company's operations and outlook.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111(from the US), 0800 953 0329 (from the UK) or +44 (0) 1452 542 301 (from outside the US). Please quote "STEALTHGAS".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 800 694 1449 (from the UK) or +44 (0) 1452 560 304 (from outside the US). Quote: "STEALTHGAS".

A telephonic replay of the conference call will be available until November 29, 2006 by dialing 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (from outside the US). Access Code: 2201616#

Slides and audio webcast:

There will also be a live-and then archived-webcast of the conference call, through the internet through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

STEALTHGAS INC.

Consolidated Statements of Income

For the quarters ended September 30, 2005 and September 30, 2006

(Expressed in United States Dollars)

	For the Quarter Ended
	September 30, 2005	September 30, 2006
	(restated)*
Revenues
Voyage revenues	$11,130,867	$18,682,207

Expenses
Voyage expenses	1,233,078	1,898,450
Vessels' operating expenses	2,536,446	4,963,545
Dry-docking costs	194,240	1,265,014
Management fees	434,050	844,928
General and administrative expenses	113,380	383,049
Depreciation	1,722,182	3,515,518
Total expenses	6,233,376	12,870,504

Income from operations	$4,897,491	$5,811,703

Other revenues and (expense)
Interest and finance costs, net	(923,885)	(2,374,728)
Change in fair value of derivatives	315,300	(1,482,343)
Interest income	136,880	157,130
Foreign exchange loss	(7,294)	(17,582)
Other expenses, net	(478,999)	(3,717,523)

Net income	$4,418,492	$2,094,180

Earnings per share, basic and diluted	$0.74	0.15

Weighted average number of shares, outstanding	6,000,000	14,239,130

* During the course of 2005, the Company acquired a number of ship-owning companies from affiliated entities of the Vafias Group (“The Vafias Group of LPG Carriers”), which is controlled by the Vafias family. Because the Company and the Vafias Group are entities under common control, in accordance with US GAAP, the consolidated financial statements of the Company must be presented as if the ship-owning companies acquired were consolidated subsidiaries of the Company and such accounting resulted in the retroactive restatement of the historical financial statements of the Company as if “The Vafias Group of LPG Carriers” were consolidated subsidiaries of the Company for the period presented.

STEALTHGAS INC
Consolidated Statements of Income

For the nine months ended September 30, 2005 and September 30, 2006

	For the Nine Months Ended
	September 30, 2005	September 30, 2006
	(restated)
Revenues
Voyage revenues	$22,827,846	$52,835,170

Expenses
Voyage expenses	1,717,809	4,564,964
Vessels' operating expenses	5,780,646	14,030,209
Dry-docking costs	450,011	1,697,940
Management fees	939,250	2,243,713
General and administrative expenses	347,660	1,993,652
Depreciation	3,392,942	9,450,529
Total expenses	12,628,318	33,981,007

Income from operations	$10,199,528	$18,854,163

Other revenues and (expense)
Interest and finance costs, net	(1,562,112)	(5,466,118)
Change in fair value of derivatives	(74,000)	(163,887)
Interest income	326,199	508,766
Foreign exchange loss	(11,987)	(58,391)
Other expenses, net	(1,321,900)	(5,179,630)

Net income	$8,877,628	$13,674,533

Earnings per share, basic and diluted	$1.48	$0.97

Weighted average number of shares, outstanding	6,000,000	14,080,586

 (Expressed in United States Dollars)

STEALTHGAS INC
Consolidated Balance Sheets

December 31, 2005 and September 30, 2006

(Expressed in United States Dollars)

	December 31,	September 30,
	2005	2006
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	$23,210,243	$13,097,311
Trade receivable	13,330	605,843
Claim receivable	--	128,373
Inventories	399,624	968,376
Advances and prepayments	161,094	253,002
Fair value of above market acquired time charter	597,754	114,639
Restricted cash	1,634,203	4,420,327
Total current assets	26,016,248	19,587,871

Non current assets
Advances for vessels acquisitions	983,000	--
Vessels, net	229,763,864	301,557,239
Deferred finance charges	215,656	288,405
Total non current assets	230,962,520	301,845,644
Total assets	256,978,768	321,433,515

Liabilities and Stockholders' Equity
Current liabilities
Overdraft facility	200,000	--
Payable to related party	1,549,837	4,759,761
Trade accounts payable	984,997	2,963,133
Other accrued liabilities	1,635,040	2,700,101
Fair value of below market acquired time charter	1,443,989	1,327,108
Deferred income	2,284,578	3,048,886
Current portion of long-term debt	12,627,000	16,867,520
Total current liabilities	20,725,441	31,666,509

Non current liabilities
Derivative liability	67,000	230,887
Guarantee payable	--	1,321,149
Long-term debt	85,079,000	126,754,480
Total non current liabilities	85,146,000	128,306,516
Total liabilities	105,871,441	159,973,025

Stockholders' equity
Capital stock 14,400,000 shares authorized and
outstanding with a par value of $.01	140,000	144,000
Additional paid-in capital	145,883,121	150,607,621
Retained earnings	5,084,206	10,708,869
Total stockholders' equity	$151,107,327	$161,460,490
Total liabilities and stockholders' equity	$256,978,768	$321,433,515

STEALTHGAS INC
Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	September 30, 2005	September 30, 2006
	(restated)
Cash flows from operating activities
Net income for the period	$8,877,628	$13,674,533

Items included in net income not affecting cash flows:

Depreciation and Amortization	3,409,481	9,487,780
Amortization of fair value of time charter	(1,397,535)	(1,615,766)
Non cash general and administrative expenses	243,750	--
Net income of vessels acquired from the Vafias Group	--	(99,870)
Change in fair value of derivatives	74,000	163,887

Changes in operating assets and liabilities:
Decrease in receivable from related party	1,162,470	--
(Increase) in trade receivables	(499,545)	(592,513)
(Increase) in claim receivables	--	(128,373)
(Increase) in inventories	(209,391)	(568,752)
(Increase) in advances and prepayments	(1,080,005)	(91,908)
(Increase) in deferred offering costs	(620,338)	--
Increase in payable to related parties	3,691,216	3,209,924
Increase in trade accounts payable	561,058	1,978,136
Increase in other accrued liabilities	1,513,171	1,065,061
Increase in deferred income	1,627,149	764,308
Net cash provided by operating activities	17,353,109	27,246,447

Cash flows from investing activities
Advances for vessels acquisitions	(15,598,168)	--
Short-term investment in time deposit	(168,811)	--
Increase in restricted cash account	(909,736)	(2,786,124)
Acquisition of vessels	(122,226,365)	(80,260,904)
Fair value of acquired time charter	--	1,982,000
Net cash (used in) investing activities	(138,903,080)	(81,065,028)

Cash flows from financing activities
Capital stock	6,500	4,000
Additional paid-in capital	64,008,877	5,012,000
Deemed dividends	--	(287,500)
Dividends paid	(10,000,000)	(7,950,000)
Deferred finance charges	(269,000)	(110,000)
Overdraft facility	--	(200,000)
Guarantee payable	--	1,321,149
Loan repayment	(4,937,250)	(54,514,000)
Proceeds from long-term debt	90,000,000	100,430,000
Net cash provided by financing activities	138,809,127	43,705,649

Net Increase (decrease) in cash and cash equivalents	17,259,156	(10,112,932)
Cash and cash equivalents at beginning of period	--	23,210,243
Cash and cash equivalents at end of period	$17,259,156	$13,097,311

Supplemental Cash Flow Information:
Cash paid during the period for: interest payments
	1,193,198	4,656,306

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 28 LPG carriers with a total capacity of 120,469 cubic meters (cbm). STEALTHGAS’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  November 21, 2006                    By:            /s/ Andrew J. Simmons

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                                             Andrew J. Simmons

                 Chief Financial Officer